UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F       [_]           Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes     [X]                   No      [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    December 12, 2002         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act (British Columbia)
                Section 146(1)(b) of the Securities Act (Alberta)
            Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                  Section 75(2) of the Securities Act (Ontario)
                    Section 73 of the Securities Act (Quebec)
                Section 81(2) of the Securities Act (Nova Scotia)
               Section 76(2) of the Securities Act (Newfoundland)



ITEM 1.  REPORTING ISSUER:

Teck Cominco Limited
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9


ITEM 2.  DATE OF MATERIAL CHANGE:

The material change occurred on December 4, 2002.


ITEM 3.  PRESS RELEASE:

The press release reporting the material change was disseminated from Calgary, Alberta through Canada Newswire on December 4, 2002, and filed through SEDAR. A copy of the press release is attached.


ITEM 4.  SUMMARY OF MATERIAL CHANGE:

Teck Cominco Limited ("Teck"), Fording Inc. ("Fording") and Westshore Terminals Income Fund ("Westshore") have entered into an agreement with respect to a transaction (the "Enhanced Arrangement") pursuant to which Fording shareholders would receive a combination of cash and units through the conversion of Fording into an income trust (the "Fording Income Trust"). Pursuant to the Enhanced Arrangement, Teck will contribute its Elkview mine and certain other metallurgical coal assets and $200 million cash to the newly-formed Fording Coal Partnership (the "Partnership") in exchange for a 37.7% interest in the Partnership, exchangeable into units of the Fording Income Trust. Teck will also subscribe for an aggregate of $170 million in units of the Fording Income Trust, and will hold directly a 13.3% interest in the Fording Income Trust. Through its direct and indirect holdings, Teck will control, directly and indirectly, 46% of the Fording Income Trust. Completion of the transaction is subject to the usual conditions, including receipt of all necessary regulatory approvals, and receipt of Fording securityholder approval at a meeting to be held on December 20, 2002.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE:

Fording, Teck and Westshore have signed a Combination Agreement dated December 4, 2002 (the "Combination Agreement") providing for the Enhanced Arrangement. The Enhanced Arrangement will provide for the formation of the Partnership, which will own and operate all of Fording's coal assets and Teck's metallurgical coal assets, including its Elkview mine, but excluding the Bullmoose mine which ceases production in 2003.

Upon completion of the Enhanced Arrangement, the Fording Income Trust and Teck will own approximately 62% and 38%, respectively, of the Fording Coal Partnership. The Combination Agreement provides that Teck will combine its metallurgical coal assets and $200 million in cash with Fording's coal assets into the Fording Coal Partnership. Through its 38% holding of voting exchangeable units in the Fording Coal Partnership and its holding of units in the Fording Income Trust acquired for $170 million cash, Teck will control, directly or indirectly, 46% of the Fording Income Trust. Westshore will hold units of the Fording Income Trust representing a 13.3% interest in the trust.

The Enhanced Arrangement will provide Fording shareholders with the choice of receiving $34 in cash per share (the "Cash Option"), exchanging their shares for units of the Fording Income Trust ("Units) on a one for one basis (the "Unit Option"), or a combination of cash and Units, subject to pro-ration. The maximum amount of cash available under the Cash Option is $795 million and the maximum number of Units available under the Unit Option is 27.6 million Units. This cash consideration available under the Cash Option replaces the $3.00 dividend previously proposed by Fording as part of its Plan of Arrangement.


ITEM 6.  RELIANCE OF CONFIDENTIALITY SECTION OF THE ACT:

Not applicable.


ITEM 7.  OMITTED INFORMATION:

Not applicable.


ITEM 8.  SENIOR OFFICERS:

For further information please contact Peter Rozee, Vice President, Commercial and Legal Affairs, at the above-mentioned address or by telephone at (604) 640-5223.


ITEM 9.  STATEMENT OF SENIOR OFFICER:

The foregoing accurately discloses the material changes referred to in this report.


DATED December 12, 2002 at Vancouver, British Columbia.



                                           TECK COMINCO LIMITED



                                           By:  PETER ROZEE
                                                ---------------------------
                                                Peter Rozee,
                                                Vice President, Commercial
                                                and Legal Affairs



IT IS AN OFFENCE FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                        02-16-TC

FOR IMMEDIATE RELEASE


     FORDING INC. APPROVES TRANSACTION WITH TECK COMINCO AND WESTSHORE TERMINALS



CALGARY, December 4, 2002 - The Boards of Directors of Fording Inc. (TSX/NYSE:
FDG), Teck Cominco Limited (TSX: TEK.A, TEK.B), and Westshore Terminals Income Fund (TSX: WTE.UN) today approved a transaction whereby Fording shareholders would receive a combination of cash and units through the conversion to a larger and stronger Fording Income Trust. The new Trust would own all the existing businesses of Fording and, through the newly-formed Fording Coal Partnership, would combine Fording's coal operations with the metallurgical coal assets of Teck Cominco Limited, including the Elkview Mine, but excluding the Bullmoose Mine which ceases production in 2003.

The transaction will provide Fording shareholders with the choice of receiving $34 in cash per share, converting their shares to units of the new Trust, or a combination of both, for aggregate cash consideration of $795 million and the issue of 27.6 million Trust Units. Closing of the transaction is subject to Fording shareholder approval and usual conditions, including receipt of all required regulatory approvals.

Should all Fording shareholders elect to receive cash, each share would be exchanged for $15.60 in cash and 0.541 of a unit. Based on estimated available cash (before the allocation to the cash reserve) of approximately $1.10 per unit, the estimated cash distribution for the quarter ending March 31, 2003, will be approximately $1.05 per unit. Estimated annual synergies from combining the Fording and Teck Cominco assets of approximately $50 million are expected to result in approximately $0.20 per unit in additional quarterly distributions once they are fully realized.

On completion of the transaction, there will be approximately 37.6 million Trust Units outstanding. Teck Cominco and Westshore Terminals will each own 13.3% of the Trust Units. Former Fording shareholders will own 73.3% of the Trust, which will own approximately 62% of the Partnership. Through a 38% holding of voting exchangeable units in the Partnership and its direct holding in the Fording Income Trust, Teck Cominco will control, directly and indirectly, 46% of the Trust.

The total cash component of the transaction used to acquire Fording shares will be $795 million, of which Teck Cominco will contribute $370 million. Westshore Terminals Income Fund has also agreed to invest $170 million in Trust Units. The remaining $255 million will come from new borrowings by the Trust. This cash consideration replaces the $3 dividend previously proposed by Fording as part of its Plan of Arrangement.


                                     [more]

The agreement calls for Teck Cominco to combine its metallurgical coal assets and $200 million in cash with Fording's coal assets into the Fording Coal Partnership, which will be approximately 62%-owned by the Fording Income Trust and approximately 38% by Teck Cominco. The remaining $170 million Teck Cominco investment will be for the purchase of Trust Units and Westshore's $170 million investment will fund the purchase of Trust Units.

Following the securityholder vote at a Special Meeting of Fording and implementation of the Plan of Arrangement, the new partnership will produce more than 20 million tonnes of metallurgical coal per year and generate annual revenues of approximately $1.5 billion, building on its position as a leading North American metallurgical coal producer. It is expected that, beginning in the second half of 2003, the combination of assets will result in material synergies in operations, marketing, and overhead that would lead to enhanced cash flow of approximately $50 million per year when fully realized. On completion of the Transaction, the Partnership will enter into a long term port services contract with Westshore Terminals on normal commercial terms.

"Our goal has always been to maximize value for Fording shareholders and we have been pursuing alternatives that would deliver that value. In reaching this agreement with Teck Cominco and Westshore Terminals, we believe we have achieved our goal," said Richard Haskayne, Chairman of Fording's Board of Directors. "All three companies will benefit from the synergies and efficiencies resulting from this transaction. Together, we can play a stronger role in leading and reshaping the Canadian coal industry for the benefit of our investors and our many other stakeholders."

David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco said: "We are delighted to become a major stakeholder in the second largest exporter of metallurgical coal in the world. We believe that combining our assets under Jim Gardiner's proven stewardship will lead to significant opportunities to maximize unitholder wealth."

William Stinson, Chairman of Westshore Terminals Income Fund added: "Westshore has been doing business with both Fording and Teck Cominco for more than 25 years, and we are pleased to be part of a transaction that creates a world-scale Canadian player in the metallurgical coal industry."

Fording, Teck Cominco and Westshore Terminals have entered into a definitive combination agreement, which allows Fording to meet its fiduciary obligation to accept a superior offer provided it makes a payment of $51 million to the other two parties.

Fording intends to supplement its Information Circular and distribute the Supplement describing the amended Plan of Arrangement to securityholders early next week in preparation for the Special Meeting scheduled for December 20 in Calgary. At the Special Meeting, the existing Plan to convert Fording into an income trust, as amended to reflect this transaction, will be presented for the approval of Fording securityholders.


                                     [more]

Fording Inc. is Canada's largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. Fording's Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world's largest producer of the industrial mineral wollastonite.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight operating mines and two refineries. Further information can be found at www.teckcominco.com.

Westshore Terminals Income Fund, created in 1996, owns Westshore Terminals Ltd. which operates Canada's leading coal export facility and the largest dry bulk terminal on the west coast of the Americas. The Fund's units trade on The Toronto Stock Exchange under the symbol WTE.UN. Further information is available at www.westshore.com.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording, Teck Cominco and Westshore Terminals. Risks, uncertainties and other factors are discussed in public filings of Fording, Teck Cominco and Westshore Terminals with the Canadian securities regulatory authorities and, in the case of Fording, with the United States Securities and Exchange Commission.
SEDAR: 00016654E


NOTICE OF CONFERENCE CALL:
Fording Inc. will host a conference call and audiocast for investors to discuss the agreement between Fording, Teck Cominco Limited and Westshore Terminals Income Fund.

Date: December 4, 2002

Time: 1:30 p.m. Mountain Time, 3:30 p.m. Eastern Time

Dial-in numbers:  416 640 1907
                  1 800 814 4861

The call can also be heard through the Company's website www.fording.ca.

Participants will include:

From Fording Inc:

Richard Haskayne, Chairman of the Board of Directors;
Jim Gardiner, President and Chief Executive Officer;
Allen Hagerman, Chief Financial Officer;

From Teck Cominco Limited:

David Thompson, Deputy Chairman and Chief Executive Officer

From Westshore Terminals Income Fund:

Michael Korenberg, Trustee

A recording of the call will also be available until Midnight December 5 by dialing 416 640 1917 or 1 877 289 8525 and entering access code 225 234, followed by the pound key.




FOR FURTHER INFORMATION, CONTACT:

FORDING INC.

INVESTORS                                         MEDIA
Mark Gow, CA                                      John Lute
Director, Investor Relations                      Lute & Company
Fording Inc.                                      (403) 260 9876
(403) 260 9834                                    or (416) 929 5883 ex 22

Teck Cominco Limited
Tom Merinsky
Director, Investor Relations
(604) 685 3007

Westshore Terminals Income Fund
Nick Desmarais
(604) 688 6764